UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

TIM S.p.A.

(Name of Issuer)

Ordinary Shares with no nominal value

(Title of Class of Securities)

87927W10

(CUSIP Number)

George E. Bushnell III, Esq.

Senior Vice President and Deputy General Counsel

Vivendi S.E.

1755 Broadway

New York, New York 10019

Telecopy: (212) 445-3812

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Vivendi S.E.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,640,109,990
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,640,109,990
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,640,109,990
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.746%
14.	Type of Reporting Person (See Instructions) HC

2

This Amendment No. 24 (this “Amendment”) amends and supplements the Schedule 13D filed on July 1, 2015 (the “Original Filing”), as amended by Amendment No. 1 filed on October 5, 2015 (“Amendment No. 1”), Amendment No. 2 filed on October 23, 2015 (“Amendment No. 2”), Amendment No. 3 filed on December 17, 2015 (“Amendment No. 3”), Amendment No. 4 filed on January 20, 2016 (“Amendment No. 4”), Amendment No. 5 filed on February 19, 2016 (“Amendment No. 5”), Amendment No. 6 filed on March 1, 2016 (“Amendment No. 6”), Amendment No. 7 filed on March 11, 2016 (“Amendment No. 7”), Amendment No. 8 filed on May 10, 2016 (“Amendment No. 8”), Amendment No. 9 filed on May 20, 2016 (“Amendment No, 9”), Amendment No. 10 filed on November 22, 2016 (“Amendment No. 10”), Amendment No. 11 filed on December 6, 2016 (“Amendment No. 11”), Amendment No. 12 filed on December 7, 2016 (“Amendment No. 12”), Amendment No. 13 filed on April 14, 2017 (“Amendment No. 13”), Amendment No. 14 filed on May 10, 2017 (“Amendment No. 14”), Amendment No. 15 filed on June 2, 2015 (“Amendment No, 15”), Amendment No. 16 filed on July 31, 2017 (“Amendment No. 16”), Amendment No. 17 filed on October 2, 2017 (“Amendment No. 17”), Amendment No. 18 filed on March 26, 2018 (“Amendment No. 18”), Amendment No. 19 filed on April 9, 2018 (“Amendment No. 19), Amendment No.20 filed on May 8, 2018 (“Amendment No. 20”), Amendment No.21 filed on January 14, 2019 (“Amendment No. 21”) Amendment No. 22 filed on February 26, 2019 (“Amendment No. 22”); and Amendment No. 23 filed on July 5, 2019 (“Amendment No. 23”; and together with the Original Filing and Amendment Nos. 1 through 22, the “Schedule 13D”) by the Filing Person relating to the ordinary shares, without nominal value (the “Shares”), of TIM S.p.A., a company formed under the laws of the Republic of Italy (the “Issuer” or the “Company”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On March 31, 2021, Arnaud de Puyfontaine, the Chairman of Vivendi’s Management Board, was appointed as a member of the Issuer’s Board of Directors by the Company’s Shareholders’ Meeting. Please see the press release issued by the Company attached as Exhibit 1.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.

Dated: May 12, 2021

VIVENDI S.E.

By:	/s/ George E. Bushnell III
	Name:	George E. Bushnell III
	Title:	Executive Vice President
& Deputy General Counsel

SCHEDULE I-A

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of Vivendi are set forth below.

Unless otherwise specified, each person listed below is a citizen of France.

Name	Present principal occupation or employment	Principal Business Address and Citizenship (if other than France)

Management Board

Arnaud de Puyfontaine	Chairman of the Management Board and CEO, Vivendi	42, avenue de Friedland, 75008 Paris, France

Gilles Alix	Senior Vice President responsible for inter-group coordination at Vivendi, Chairman of Vivendi Africa (SAS)	42, avenue de Friedland, 75008 Paris, France

Cédric de Bailliencourt	Vice-Chairman, Bolloré SA, Chief Financial Officer, Bolloré Group, and Senior Vice President responsible for investor relations and inter-group financial communications at Vivendi	42, avenue de Friedland, 75008 Paris, France

Hervé Philippe	Chief Financial Officer, Vivendi	42, avenue de Friedland, 75008 Paris, France

Stéphane Roussel	Chief Operating Officer, Vivendi and Chief Executive Officer, Gameloft SE	42, avenue de Friedland, 75008 Paris, France

Frédéric Crépin	Senior Executive Vice President and Group General Counsel, Vivendi	42, avenue de Friedland, 75008 Paris, France

Simon Gillham	Chairman of Vivendi Village, Senior Executive Vice President, Communications, Vivendi	42, avenue de Friedland, 75008 Paris, France

Supervisory Board

Yannick Bolloré	Chairman of the Supervisory Board, Vivendi, Chairman and Managing Director, Havas Group, and Vice-Chairman and Director, Bolloré SA	29/30, quai de Dion Bouton Puteaux Cedex 92800 – France

Philippe Bénacin	Vice Chairman of the Supervisory Board, Co-Founder and Chairman and Chief Executive Officer, Interparfums SA	4, rond-point des Champs-Élysées 75008 Paris – France

Cyrille Bolloré	Chairman and Chief Executive Officer of Bolloré SA	Tour Bolloré – 31-32, quai de Dion-Bouton 92811 Puteaux Cedex – France

Paulo Cardoso	Assistant Treasurer, Vivendi	42, avenue de Friedland, 75008 Paris, France

Laurent Dassault	Member of the Supervisory Board of Groupe Industriel Marcel Dassault SA	9, rond-point des Champs-Elysées Marcel Dassault – 75008 Paris – France

Dominique Delport	Chairman, Arduina Partners (SAS)	10, rue de Penthièvre75008 Paris – France

Véronique Driot-Argentin	Training Manager, Vivendi	42, avenue de Friedland, 75008 Paris, France

Aliza Jabès	Chairwoman, NUXE International SAS	127, rue d’Aguesseau 92100 Boulogne-Billancourt – France

Cathia Lawson-Hall	Head of Coverage and Investment Banking for Africa, Société Générale	17, Cours Valmy 92800 Paris La Défense 7, France

Sandrine Le Bihan	Group Company Directory and Database Manager, Vivendi	42, avenue de Friedland, 75008 Paris, France
Michèle Reiser	Philosopher	6, place Saint-Germain-des-Prés, 75006 Paris, France

Katie Stanton	Founder and General Partner, Moxxie Ventures	1049 El Monte Avenue, Ste C 591, Mountain View, CA 94040 United States – United States Citizen of the United States

Athina Vasilogiannaki	Head of Legal and Commercial Affairs, Minos-EMI/Universal Music Greece	Mesogheion Avenue 245-247 Postal code 15451 – Neo Psychiko Attica – Greece – Citizen of Greece

Vincent Bolloré, Non-voting director	Chairman and Chief Executive Officer, Bolloré Participations SE,	42, avenue de Friedland, 75008 Paris, France